Ex-99.1

       GIVEN IMAGING SECOND QUARTER 2006 EARNINGS RESULTS CONFERENCE CALL
                             Thursday, July 27, 2006
                                  9:00 a.m. ET

OPERATOR: Good morning and welcome ladies and gentlemen to the Given Imaging second quarter 2006 conference call. Today's call is being recorded. At this time I would like to inform you that all participants are in a "listen only" mode.

Before we begin, I'd like to read the following regarding forward-looking statements.

During the course of this conference call, the company may make projections or other forward-looking statements regarding future events of the financial performance of Given Imaging.

We wish to caution you that such statements reflect only the company's current expectations, and that actual events or results may differ materially.

You are kindly referred to the risk factors and cautionary language contained in the documents that the company files with the Securities and Exchange Commission; including the company's annual report on form 20-F filed April 7, 2006. The company undertakes no obligations to update any projections or forward-looking statements in the future.

I will now turn the call over to Homi Shamir, President and Chief Executive Officer of Given Imaging. Please go ahead.

HOMI SHAMIR: Thank you.

Good morning everyone and thank you for joining us for our second quarter 06 call. With me today are Yuval Yanai, our CFO, Mark Gilreath, our Chief Marketing Officer and Chris Rowland, our U.S. President.

After my remarks regarding the second quarter, Mark will provide a market update and Yuval will provide a financial update. Then, we'll turn the call back to the moderator for questions and answers.

As you have seen, Given Imaging is growing again.

We delivered a solid quarter both on a top and bottom line basis. Sales for the second quarter of '06 were $23.2 million - making it the second best quarter in the company's history. We also delivered record reorders of PillCam SBs and record international sales this quarter.

We believe that reorders of PillCam SB is an important metric. It reflects a real and growing demand for PillCam SBs based on medical need and supported by nearly full reimbursement coverage in the U.S. and growing coverage abroad.

We are also profitable again. We reported non-GAAP net income of $1.0 million, or 3.5 cents per share. We are committed to accelerating profitability. We will carefully weigh spending decisions and will support only those activities that are directly tied to sales.

We believe that the one-time factors that impacted our numbers during the first quarter are behind us. Most notably, in the U.S., training 50% more reps meant that they were not in the field selling. Now, we have a strong, well-trained and motivated team back in the field.

We're motivating the sales team with a new compensation plan. The new plan directly aligns compensation with the business objectives of the company- to sell more PillCams. The previous comp plan really focused on selling systems. The new plan offers superior performers the opportunity to earn a better compensation mix than before.

Being new to the company, I wanted to see what the real sales run rate was this quarter without any significant promotions. As you can see, we booked a solid quarter in the U.S. and a record quarter internationally. In fact, this quarter was the strongest quarter ever for our international business - it was up 17% over the same period in '05. Our international revenue comes mainly from Europe and, to a lesser extent, Australia.

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

Maximizing the potential of PillCam SB is and will continue to be our company's primary focus throughout '06 and '07. With respect to our other products, we hope to receive a CPT code for PillCam ESO before the end of this year which will become effective in January 2007.

I would also like to tell you that our colon capsule pilot trial is proceeding on schedule and according to plan. We intend to do a limited launch in Europe by the fourth quarter and a full product launch in Europe and the U.S. next year.

I would like to take a moment to discuss the situation in Israel which continues to take center stage in the news. Our office in Yoqneam is south east of Haifa. We do have employees who live in the North and are affected by the fighting. We are taking every precaution for our over 200 Israeli employees and providing them with maximum support during these difficult times. As you have seen, we moved additional inventories of both capsules and systems to the U.S. and Europe. Currently we have four months of inventory outside of Israel.

These stocks are supplemented by our back-up line in Ireland which is tested every month and is fully operational should we require it. We have no intention whatsoever to shift manufacturing to Ireland unless we are unable to manufacture our products in Israel. So far we have been able to continue manufacturing our products without interruption.

We would like to thank our Israeli employees for their courage and dedication and hope that this situation will soon be over.

I would now like to turn the call over to Mark our Chief Marketing Officer.

MARK GILREATH: Thank you Homi.

Given Imaging had a strong presence again in May at DDW, the largest GI meeting in the U.S. Researchers presented 86 abstracts on PillCam capsule endoscopy which we discussed in detail following that meeting in May.

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

On the competitive front, we expected Olympus to launch their capsule in the U.S. at DDW, but they did not. And while Olympus has started selling their capsules in Europe and Australia, we achieved record international revenues in markets outside the U.S. in Q2.

It is important to note that in the U.S., we are still the only player and leader in capsule endoscopy. I am not going to be able to tell you anything more today about what if any legal strategy we are pursuing for obvious reasons. We do believe that the best defense is a good offense and we are running the company today as though competition were already here. So here is where we are:

     o We have a strong IP portfolio
     o We are committed to remain the innovation leader with the best product platform and will launch a number of new products next year
     o We have reconfigured our sales, tech support and reimbursement response to maximize our service for customers
     o We continue to provide training through the major GI societies and host the ICCE which has become one of the top GI meetings

This year in early June, we hosted the second International Conference on Capsule Endoscopy of 2006 in Paris. ICCE Europe followed the success of ICCE Miami which took place in March. We organized ICCE Europe in response to feedback from physicians in Europe who told us that they like the meeting, but preferred to have it closer to home. More than 300 physicians participated in ICCE Europe and approximately 82 abstracts on PillCam capsule endoscopy were presented. Between the two ICCE meetings, we exceeded 700 attendees and 130 abstracts.

Among the studies presented in Paris were two studies with approximately 1000 patients looking at the incidence rate of small bowel tumors. These studies demonstrated an incidence rate of 7.7% and 11.3%, which is significantly higher than previously reported.

An updated consensus is being prepared by the Co-Chairmen of the ICCE and should be published later this year.

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

Another important event was the ASGE guidelines on capsule endoscopy published in April. This document concluded that capsule endoscopy has quickly become a first line test for visualizing the mucosa of the small intestine. We expect this to aid with payers significantly in expanding indications.

I would also like to take a moment to review additional reimbursement coverage received in the second quarter.

In the second quarter, four more Medicare carriers updated their capsule endoscopy guidelines to designate PillCam(TM) SB as a first line diagnostic test for suspected Crohn's disease following Small Bowel Follow Through.

First line designation means that those eligible patients are no longer required to undergo other endoscopic tests such as an upper endoscopy and colonoscopy prior to PillCam capsule endoscopy. Those carriers include:

Ohio and West Virginia Medicare with approximately 1.7 million beneficiaries. Also, Georgia, Alabama and Mississippi Medicare with approximately 1.7 million beneficiaries.

In New York, both GHI Medicare Services with approximately 400,000 beneficiaries in Queens, and Health Now Medicare Services with approximately 1.6 million beneficiaries in upstate New York, updated their policies.

And Coventry Healthcare with 2.4 million covered lives revised their policy to include obscure GI bleeding.

Now approximately 206 million individuals in the U.S have reimbursement access to capsule endoscopy and of these, approximately 18 million individuals will now be able to have capsule endoscopy of the small bowel as the first test for suspected Crohn's disease. We are continuing with our efforts to increase the number of updated policies designating PillCam(TM) SB as a first line diagnostic tool. We are confident that by the end of this year we will be able to announce more updates of such policies.

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

I would now like to turn the call over to Yuval Yanai our CFO.

YUVAL YANAI: Thanks Mark.

In Q2, we achieved sales of $23.2 million. 67% of sales were in the U.S., and 33% in Europe and the rest of the world.

We sold 39,400 PillCam SB in the quarter, 15.5% higher than in Q2 of last year. Approximately 70%, or 27,700 SB capsules sold in the U.S.. To date, we've sold over 380,000 PillCam SB worldwide.

In terms of revenue breakdown, PillCams accounted for 81% of total revenues, workstations and data recorders accounted for 17% of total revenues and service income accounted for 2%.

Worldwide, we sold 123 systems in the quarter, compared to 159 systems sold in Q2 of 2005. 93 workstations, or 75% of total workstation sales this quarter, were sold in the U.S. This brings our cumulative system deliveries, worldwide, to over 3100, of which almost 2000 systems are installed in the U.S.

Worldwide sales of the Given System and Given(R) PillCam video capsules increased 13.2% to $23.2 million in the second quarter of 2006, compared to $20.5 million in the second quarter of 2005. On a GAAP basis, operating loss in the second quarter of 2006 was $2.6 million, compared to an operating loss of $214,000 during the same period in 2005. Gross margin in the second quarter of 2006 was 75.2%, compared to 75.4% in the second quarter of 2005 and slightly better then gross margin in the previous quarter.

Average selling prices of both systems and Pillcams have not changed from the previous quarter, hence providing us with opportunity to further improve gross margins as revenues increase. On a GAAP basis the Company reported net loss of $664,000, or $0.02 per share in the second quarter of 2006, compared to a net loss of $364,000, or $0.01 per share in the second quarter of 2005. The second quarter of 2006 GAAP results include the impact of $1.7 million due to the adoption of FAS 123R as of the beginning of the year. Excluding the impact of FAS 123R, the Company reported a non-

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

GAAP net income of $1.0 million, or 3.5 cents per share on a diluted basis in the second quarter of 2006.

Cash, cash equivalents and marketable securities at June 30th totaled almost $90 million. During the quarter we made efforts to improve income from our cash balances while maintaining a conservative risk approach. We doubled the amount of cash invested in financial instruments such as high rated marketable securities, and adopted an aggressive financial hedging policy aimed into minimizing a potential effect of currency fluctuation. This new policy is already bearing fruit and this quarter it had a positive effect on finance income net which totaled approximately $1.4 million.

Towards the end of the quarter, Given Imaging, together with Suzuken and Marubeni, our Japanese partners, completed a $10 million investment in GIKK, our Japanese subsidiary. This investment supports the opportunity in the Japanese market which should become a significant growth driver once PMDA clearance is received and reimbursement becomes effective in Japan.

For the six month period ended June 30, 2006, sales were $43.5 million compared to sales of $42.5 million in the same period in 2005. Gross profit for the six month period was 74.9% compared to 73.1% in 2005. On a GAAP basis the Company reported an operating loss of $6.9 million for the first six months of 2006, compared to an operating income of $640,000 in the same period of 2005. On a GAAP basis, net loss for the first half of 2006 was $3.7 million or $0.13 per share, compared to net income of slightly less than $900,000, or $0.03 per share, on a diluted basis for the same period in 2005. The six month period ended June 30, 2006 include the impact of $3.0 million due to FAS 123R. Excluding the impact of FAS 123R, the Company reported a non-GAAP net loss of $700,000, or $0.02 per share, in the first six months of 2006.

With respect to guidance as you may recall, on our last call, Homi noted that it was a bit early for him to comment. After his first three months on the job, it was evident that we needed to adjust our guidance.

Because we already invested in infrastructure earlier this year, we do not anticipate making any additional significant expenses. As a result, we believe that a large portion of

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

additional gross margin derived from growing sales will enable us to expand our bottom line. So we are adjusting full year revenue guidance to $92 - $97 million. Our guidance for non GAAP, fully-diluted earnings per share is now $0.04 - $0.14 per share.

I would also like to remind all of you that as usual supplemental information is available on the investor relations section of our website.

Moderator, you may open the call for questions now.

OPERATOR: Thank you.

The question-and-answer session will be conducted electronically. If you'd like to ask a question, please signal by pressing the star key followed by the digit one on your touch-tone telephone. If you're joining us today on a speakerphone, please make sure that your mute function is turned off to allow your signal to reach our equipment. Once again if you do have a question or comment, please signal now by pressing star one and we'll pause for a moment.

We'll hear first from Yair Reiner with CIBC.

YAIR REINER: Hi, Homi. Hi, Yuval.

HOMI SHAMIR: Hi.

YUVAL YANAI: Hi.

YAIR REINER: My first question here is on utilization. Clearly, a nice up tick in the total number of SB capsules sold, but according to my calculations utilization is still, you know, let's say lower than it was at this point, last year. I think it's about 1.1 PillCams per station which is a little bit off from where we were at this time last year. What are you seeing in the field? And, you know, how should we think about this moving forward? Why are we not able to sell as many capsules per station this year, as this time last year?

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

YUVAL YANAI: Well let's divide the answer into two. First of all, as we, I think, discussed in the previous quarter, we're still looking for a better way to calculate utilization. As you may know, in a denominator, we have all of the systems we sold, probably since the inception of the company. It's quite obvious that some of them, I don't know, we don't know what number probably are not in the field anymore and not functioning, we're still using them as part of our calculation. So we are looking now for a better measurement in order to try to determine what is a good formula internally, and of course, we will let all of you know what it is.

In the meantime, we'll look better into reorders, as a quite nice parameter for the increasing demand. It is obvious, of course, that we were not able to significantly improve utilization but it was improved over the last quarter. And I think that the steps that Homi mentioned before, meaning focusing on utilization and adjusting the different compensation plan to this target, will help us to achieve this target. And I think in the first quarter, we just - we were able to show to ourselves that it's probably working, but we need probably another quarter to two, just to prove this is a good system.

HOMI SHAMIR: Yair, this is Homi. Yes, I just want to add to Yuval. That to me on a daily basis, I'm looking at the reorder. My dashboard running this company is the reorder for a couple of reasons. It has the greatest impact on our margin, every reorder I know exactly how much more margin I'm getting to our pocket.

The second thing is reflecting really the amount of procedures being performed in the field. So it's really, to me at this stage reordering is the metric I'm looking at how the company is performing.

YAIR REINER: Very good. No, that makes a lot of sense. I guess I'm struggling, I guess, with you, to figure out how do I model this and how do I model utilization. I guess, until we have some better metric, all I can do is use it - model it based on the number of work stations that we know have been sold.

I guess a related question is, are you seeing a marked difference between the kind of sales you're seeing from your veteran sales people in the U.S., versus, you know, the people who have come aboard over the last three to six months?

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

HOMI SHAMIR: I will have Chris, our USA President to answer it.

CHRIS ROWLAND: Yes, well at this point, we're seeing success throughout the U.S. in terms of driving our ability to increase the number of reorders. And again, we think that the number of reorders are going to increase the utilization per system. We've got a good mix of field personnel. And I think we've had success from some of our newer reps, but as well as success on some of our older reps with the change in the comp. plan, and the additional training that we've provided.

So the new comp plan directly aligns the compensation with the business objectives of the company that Homi has all ready elaborated on in terms of increasing the reorders per system.

YAIR REINER: Fair enough. Just one quick technical question for you Yuval, how did the options expenses break out among the different op ex lines.

YUVAL YANAI: I would suggest we do it offline and the breakdown on our Web site, so this supplemental information will be available for everybody.

YAIR REINER: Very good. Thank you very much.

OPERATOR: And we'll move next to Lee Brown with Merrill Lynch.

LEE BROWN: Hello?

HOMI SHAMIR: Hello, Lee.

LEE BROWN: Just a quick question, I'm still including stock comp in my estimates. I know that's not the majority view here. Can you please provide the full year impact that you're currently estimating? I think at last that we spoke, it was at 25 cents, I was wondering if that was still online?

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

YUVAL YANAI: Well not in terms of per share, but we expect that for the second half of the year, we will have approximately between $3.5 to $4 million effect of the options. It depends on the options that may or may not be granted in the near future.

LEE BROWN: OK. Fair enough. And then, in terms of the gross margin, can you quantify any impact that sales initiatives that you've previously highlighted might have weighed down on that, and hence provide a potential rebound going forward if those initiatives are curtailed?

YUVAL YANAI: Yes. In this quarter, the effect of the different promotion activities was around two percent on our gross margin. And we assume at least at this point in time, that we will not have any significant promotion activities in Q3, because we can see that the run rate of current orders doesn't - ((inaudible)), not to make any promos, the same as with the situation, that Olympus is not yet a player in the U.S. market.

So we have a good reason to believe that if we are able to further increase revenues, we will see a very significant portion of the gross margin generated from the extra revenues, immediately positively effecting the bottom line. That is why the range that we have, we were quite - we are still quite optimistic with regards to the level of profitability that is probably achievable towards the end of the year.

LEE BROWN: So just to summarize, you're not going to fully curtail initiatives. You'll opportunistically use them, but the impact would probably moderate going forward allowing for a market rebound in gross margin perhaps.

YUVAL YANAI: Yes.

LEE BROWN: OK.

YUVAL YANAI: This is a reasonable assumption.

LEE BROWN: And then, lastly, and I'll jump off, but I know you spoke about the incremental costs associated with the Q1 sales force expansion and the training that

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

obviously seeped a bit in to the SG&A here in the present quarter. Can you give us a sense for where you think SG&A will normalize in terms of a percent of sales?

YUVAL YANAI: Yes. First of all, I would like to indicate that when we talked about investment in infrastructure, it wasn't only salespeople. When we prepared the business plan for 2006, as you probably know, we hope to sell more than we project right now. And therefore, we allowed ourselves to expedite investment in infrastructure, which are helping to bring the company into a multi product and multi hundred million company. Unfortunately, we didn't meet those targets, but the infrastructure is all ready there in 2007, which is only five months from now. And we expect 2007 to be a turnaround year for us because of all of the events that we are waiting.

So we are carrying on our back a quite heavier infrastructure that we should have, however it's all ready there. We are very happy with the people that we recruited, and with the - our new reorganization. So the level of revenue that we will generate will have to carry all of these, I can say, overhead for the next five months. But I think we will be able to leverage on this investment and gross sales and profitability even in the second quarter, in the second half of 2006.

Now I think that, as I said before, there's - we don't see any need to make any significant additional expenses in the company. And therefore, the current level of G&A and sales and marketing expense will probably in the next two quarters. However, R&D expenses will grow as a result of the colon capsule clinical trial, and that will affect of course the R&D line.

LEE BROWN: OK. Thank you so much for your time. It's much appreciated.

YUVAL YANAI: Thank you, Lee.

OPERATOR: Moving next to Wade King with Montgomery and Company.

WADE KING: Good morning, can you hear me?

HOMI SHAMIR: Yes, good morning Wade.

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

WADE KING: Thanks for the detail. I have a couple of questions, please. First off, are the international capsule sales still being led by efforts in Germany and France? Or are there other markets that are providing a significant contribution there, currently?

HOMI SHAMIR: It's all over. I mean it's obviously Europe is doing very well for us. We have seen some - but the other area like Brazil, we start having countries in the Middle East, we start having U.K. So it's really across the board. And Australia had a good quarter, so in spite of the competition there. So overall, I'm very pleased as I said, with the result of the international. And I expect it to continue to grow. And we are going to put more effort to continue to grow the international business, to - I think there is more growth in this area.

WADE KING: Is it possible you could give an approximate percentage of your international PillCam sales that are coming from, for example, U.K., Germany and France?

YUVAL YANAI: Wade, hi, this is Yuval. I think that for competitive reasons, I would prefer not to provide these numbers. They're not that significant because the company is pretty well diversified in Europe. And there is a seasonality in different markets, but generally speaking these markets are generating more and more revenues for us.

You have the total number of capsules, I provided this number, about 20 - so we have, we sold about 11,700, but we tend not to provide this information, only for competitive reasons. There's no other reason. I mean there's no secret behind it. But internally we prefer not to provide this number.

WADE KING: OK. Very good. And on the international front, with the detail that you provided, which is appreciated, the recorder placements internationally seem to be higher than we expected. Is there something going on in terms of the sales process, or the way that you are bundling products together on the international front, that caused the recorder number to be so high relative to work stations, et cetera?

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

YUVAL YANAI: Well there is an answer to that. We have certain promotional activities, that we would like to encourage our customers to increase utilization. And sometimes, when they have a system, if they want to use it more than twice a day, they need an extra data recorder. So we encourage them to do so. And we have different promotion activities in order to encourage these customers. The increased amount of data recorders reflect this line of activity for us.

WADE KING: OK. Very good. And just on an updated basis, does your U.S. sales force efforts still reflect your prior comments of 60 individuals to five managers, and of course, Chris Rowland.

HOMI SHAMIR: Correct. That the number is correct.

WADE KING: And would you expect that number to remain reasonably consistent for the second half? Or by year end, do you expect to have growth there?

CHRIS ROWLAND: No. We expect that number to remain consistent for the rest of the year.

WADE KING: OK. Very good. And lastly, could you just provide any updated perspective on your hopes for ESO reimbursement in place in early '07?

MARK GILREATH: Hi, Wade, it's Mark. I can just say that we've been working in a real positive collaboration with the GI societies and with InScope, the J&J division to gain that code. And we're hopeful that we'll have news later this year.

WADE KING: And once again, if you did gain that code, you would be informed in the November time framework, is that right? That it would presumably go into effect, early in '07?

MARK GILREATH: That's correct. And if it's granted, it would be effective on January 1.

WADE KING: OK, sir. All right, listen, thank you very much.

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

HOMI SHAMIR: Thank you.

YUVAL YANAI: Thank you, Wade.

OPERATOR: Moving next to Amit Hazan with SunTrust.

JONATHAN BLOCK: Hi, guys. Good morning, this is Jonathan in for Amit, how are you?

YUVAL YANAI: Hi, Jonathan.

JONATHAN BLOCK: Just a couple of quick questions, and a lot of mine have been answered, but actually just in terms of guidance and pertaining to litigation expense, does the guidance that was given, does that include any possible litigation expense with Olympus?

YUVAL YANAI: Well we included an amount, which we think is reasonable without knowing whether there will be litigation or not. So there's a sum amount. We all understand if the litigation starts, the amount is probably unpredictable in the first place, it can be high. But we don't expect it to be this year. It shouldn't be, even if there is any serving or not by Olympus, that takes time. So Given - so they can make it into account, only about five months towards the end of the year, we don't expect any significant expenses right now.

And we will ((inaudible)) such expenses will probably reported in separately.

JONATHAN BLOCK: OK. Great. So unlikely to occur this year. I mean to push you a little bit there, would there be a rough amount, that you could see even if it was a wide bracket, of what the impact may be in '07?

YUVAL YANAI: No, I hate to give such estimates. I apologize.

JONATHAN BLOCK: OK. Great and just a couple of others, if I may. Moving on, Japan, and I apologize if you did give an update, we've been jumping on other calls, but could you provide an update on how Japan is coming along.

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

HOMI SHAMIR: Yes, Japan coming along. We are still waiting to PMDA to give us the approval. On the same time, we start getting ready to launch the product. One of the things we have done, I ask my chief operating officer, Kevin Rubey, as you know, that he was involved also in Israel to help us to get ready to move the operation in Japan, to be ready when we get this agreement to start rolling it. And Kevin is spending a lot of his time in Japan, working on the plan, working with the team. So we are, again, this process took a long time, and we are waiting that we are almost the end of this marathon run.

JONATHAN BLOCK: OK. Great. Just last question. I know you just gave an update on the ESO, just, is it the code that ultimately drives the private payers? Could you elaborate a little bit there? Is that what you expect to happen? Hopefully, the code, we see that in November, it takes effect in January, and then the private payers would follow shortly there after?

MARK GILREATH: Yes. I think having a coding mechanism really enables you to go to the payers, and present data and gain coverage. And today, as you know, we're dealing with miscellaneous codes, and it's very difficult to have an argument with payers to - for compelling coverage. So that would enable us to begin gaining coverage starting in January, if that scenario plays out. And then, just like with the small bowel over time, we would have more and more policies.

JONATHAN BLOCK: Great. Thank you very much guys.

OPERATOR: Our next question comes from Ed Shenkan with Needham & Company.

ED SHENKAN: Thanks. I had a quick question. Since the metrics on utilization per week, you know, are difficult to quantify, could you tell us, would you be expecting a sequential increase in the U.S. in your capsule, you know, total revenues. You know, now that you've got the sales force directed the way you want, et cetera? Or will you see the same seasonality that we see in a lot of device companies, that the summers are, you know, slow and, you know, it's flat to down.

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

CHRIS ROWLAND: Hi, it's Chris. No, we're trying to achieve sustained PillCam growth within that installed base, and we think that's going to increase that utilization. And with the capsule focus, and with the sales force training complete, and a new comp plan in place, we see all of these in addition to the reimbursement and indications and all of the different activity going on in the field, as having a positive impact on our growth and profitability here in the states.

ED SHENKAN: A sequential increase is what you would expect?

CHRIS ROWLAND: Yes, that's what we would expect.

ED SHENKAN: Perfect. And for Yuval, the footnote number one, on your press release, you know, talked about some one time - I don't know if they're one time charges, or how you would describe them, but could you tell us what your EPS would have been without these, you know, occurrences? And how those flow through, what lines do they impact on the income statement.

YUVAL YANAI: I think it had about a six percent - six cents per share effect, but I have to look back. And I don't want just to give you an answer right now, but I'll go and look into that, and I'll give you the information you look for.

ED SHENKAN: OK. So roughly six cents, what line item would it have been, G&A or...

YUVAL YANAI: G&A and tax. And also it was part of ((inaudible)). I have to look into that. I wasn't with the company at that time, so I'm not familiar with the details, but I'll look into that and provide you with the information.

ED SHENKAN: And going forward, should we expect more of this type of, you know, either charge or activity or whatever you want to call it footnote?

YUVAL YANAI: What do you think? The answer is absolutely not.

ED SHENKAN: Not. OK. And as far as the colon, you know, trials that you're in, when would you expect that we would get data on the colon pill?

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MARK GILREATH: Those trials - we have three studies that have come to completion. They're being submitted to be presented at the fall meetings. And so we should be able to see, at least, abstract data this fall.

ED SHENKAN: All right. What meetings, you know, should be looking for?

MARK GILREATH: At the ACG meeting, which will be in Las Vegas. And also the UEGW meeting which is in Berlin.

ED SHENKAN: Certainly, a Vegas meeting could be a lot of fun. And as far as how many work stations in the field are being used right now, you know, what is your impression in the United States?

YUVAL YANAI: I think that you better wait for a while, I said before that we are trying to evaluate the number. And once we have it, we'll be more than happy to give it to you.

ED SHENKAN: Thanks for the details.

OPERATOR: Moving next to Caroline Corner with Montgomery and Company.

CAROLINE CORNER: Hi. Thanks for taking my call. Most of questions have already been answered. I was just wondering, just kind of going back to the R&D front, following the colon capsule, what are your plans there with regard to next product? Are you moving forward on stomach? Or is there something else that the R&D team is working on?

MARK GILREATH: We have a tremendous amount of R&D activity, but I think, as you can imagine for competitive reasons, we really can't reveal that at this time.

CAROLINE CORNER: OK. And then, Mark mentioned that you'll be launching a number of new products next year, can you talk a little bit about what he's referring to there, specifically? What you're most excited about going forward?

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HOMI SHAMIR: Yes, we are going to launch an improved capsule both for the SB and to the ESO. We call them SB2 and ESO2. There will be faster frame rate, better field of view, a lot of new technology. And again, I need to be careful about the competitive nature. We show to a few people at the DDW and we've got a really great response from the customers that have seen it. We are very, very excited about those new products. And I think it's an improvement in the level of performance those will bring.

Also, we are planning to launch a new rapid five, which is again, an improvement for the rapid four that we launch that cut the reading time. And obviously, the highlight of that will be the Colon. So really, if you look at what we are going to do in DDW next year, we will have a platform of products, start with the SB2, ESO2 and the colon, I'm very, very pleased from what we can do in this show, and what we can do with those kinds of product lines.

CAROLINE CORNER: OK. Sounds good. On the SB2 and ESO2 those would just work with the existing systems as they're out there right now.

HOMI SHAMIR: Yes, correct.

CAROLINE CORNER: And could you be rolling that out starting in the U.S.? Or roll them out worldwide all at once?

HOMI SHAMIR: We have not really and I don't want to disclose our strategy about how to call them and obviously we need to see what our competitors are planning to do. So it's of a competitive nature here.

CAROLINE CORNER: OK. Fair enough. Thanks for taking my call.

OPERATOR: As a reminder, if you do have a question or a comment, please signal now by pressing star one. And we'll hear next from Anthony Petrone with Maxim Group.

ANTHONY PETRONE: Thank you very much. Just, you know, looking towards Olympus when they enter the U.S., I was just wondering if the company has any plans of initiating

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some promotional campaigns as a defensive strategy, if and when Olympus does enter the U.S.

YUVAL YANAI: I think that the right answer is we don't have a crystal ball and we have to wait and see.

ANTHONY PETRONE: OK. And turning towards ESO, I know if everything goes well, you're expecting hopefully, January first to receive reimbursement, has anyone in the field, particularly in the U.S. seen pent-up demand for ESO at this point? Is there a degree of pent-up demand for that capsule?

MARK GILREATH: I can tell you that among the investigators and among the thought leaders in the GI community, there's a real clear need for using the product to diagnose esophageal varices and also for reflux patients. So I think in the patients there's a big demand. In the physician community there's a big demand, but we need reimbursement. And in January, we will have a code, but a code does not equal reimbursement, right. The code will enable us to start leveraging for coverage policies and that will happen over time through the year.

ANTHONY PETRONE: I see. And then, you know, finally, at the turn of the year, in the beginning of '07, does the company expect, say ESO, if it receives the code, for that to drive system sales? I mean do you think GI's who maybe are not being enticed by the small bowel capsule, but maybe interested in ESO, do you think that will drive system sales in those new physician practices?

MARK GILREATH: You know, I think I'd like follow up on Homi's comment previously that there's that combination of PillCam SB, PillCam ESO, PillCam Colon, this whole group of products, really makes that platform very compelling to be within the GI practice. And we see that basket of product really helping us grow the market, and drive the business. Now whether system sales grow dramatically as a result, we don't have, like we said earlier, we don't have the crystal ball so we can't really comment.

HOMI SHAMIR: But the beauty is that we will be the only company that has one platform that the GI doctor can provide solution to whatever disease you have in the GI tract, OK.

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And this is a very, very powerful tool. And as I mentioned before, I'm extremely excited about the improvements we are making to the next generation of products.

ANTHONY PETRONE: OK. That's fair enough. And then, just finally on penetrating deeper into the GI market, I know the sales force is now structured with a high commission payout for selling further reorders, is there any portion of the sales force at this point, you know, exclusively focused on penetrating into new practices? Or, you know, will the company wait for further ammunition from say ESO or some data from colon trials out later this year?

CHRIS ROWLAND: No. There is no new direction in the U.S. field organization at this time.

ANTHONY PETRONE: Thank you very much.

HOMI SHAMIR: Thank you.

OPERATOR: And Mr. Shamir, at this time, we have no further questions. I'd like to turn the call back over to you for any closing or additional remarks.

HOMI SHAMIR: In closing, I want to underscore how pleased I am that we have restored profitability and are back on track with sales growth. Given's future has never been more exciting. Looking ahead, we want to do better. We need to leverage our large installed base of over 3,000 systems worldwide and accelerate our growth rate and profitability. Thanks again for joining us today and looking forward to be with you in the next Q3 call. Thank you.

OPERATOR: That does conclude today's conference. We thank you all for your participation and have a great day.

                                       END

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